EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT
THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is made this 3rd day of February, 2026 by and between LibreMax Asset-Backed Income Fund, a Delaware statutory trust (the “Fund”), and LibreMax Capital, LLC, a Delaware limited liability company (the “Investment Manager”).
WITNESSETH:
WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”);
NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:
1.Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.
2.The Investment Manager agrees with the Fund to waive fees that it would otherwise have been paid, and/or to pay or absorb expenses of the Fund (a “Waiver”) if required to ensure the Total Annual Operating Expenses of the Fund (excluding any (i) taxes; (ii)  brokerage commissions and expenses; (iii) acquired fund fees and expenses (as determined in accordance with SEC Form N-2); (iv) dividend expenses on short sales; (v) transactional costs, including legal costs, accounting costs and broker-dealer expenses, associated with the acquisition, monitoring and disposition of investments (including broken-deal expenses); (vi) loan servicing fees; (vii) fees and expenses in connection with establishing and maintaining leverage including a line of credit, other borrowings or the issuance of preferred shares; (viii) dividend and interest expenses with respect to preferred shares and borrowings; (ix) distribution and shareholder service fees; (x) expenditures which are capitalized in accordance with generally accepted accounting principles and (xi) extraordinary or non-routine expenses (such as expenses incurred in connection with any merger or reorganization, litigation expenses)) do not exceed:
•2.5% of the average daily net assets of Class A Shares of the Fund (the “Class A Expense Limit”);
•2.5% of the average daily net assets of Class I Shares of the Fund (the “Class I Expense Limit”); and
•2.5% of the average daily net assets of Class L Shares of the Fund (the “Class L Expense Limit”).
3.In addition, with respect to each of the Class A Expense Limit, the Class I Expense Limit, and the Class L Expense Limit, the Investment Manager agrees to further reductions under the Waiver if required to ensure the Total Annual Operating Expenses of the Fund (subject to the exclusions detailed above) do not exceed: (i) 2.00% of the Fund’s average daily net assets for the one-year period ending on the first anniversary date of the Effective Date (as defined below); and (ii) 2.25% of the Fund’s average daily net assets for the-one year period ending on the second anniversary date of the Effective Date (as defined below).
4.Unless earlier terminated by the Fund, this Agreement shall become effective upon the commencement of the Investment Manager’s management of the continuous investment program for the Fund (the “Effective Date”) for an initial term ending on the second anniversary date of the Effective Date and during such initial term this Agreement may not be terminated by the Investment Manager. This

Agreement will automatically renew for consecutive one-year terms thereafter, and the Agreement may not be terminated by the Investment Manager other than as of the end of the then current term. Subject to the initial two sentences of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.
5.For a period not to exceed three (3) three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided the Investment Manager is able to effect such recoupment and the Fund will remain in compliance with the Expense Limit in place at the time of the Waiver and the current Expense Limit at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished.
6.The Fund’s obligation to make recoupment payments to the Investment Manager shall survive the termination of this Agreement.
7.The Investment Manager agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.
8.This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.
9.Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.
10.This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.
(Signature Page Follows)

2

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

LIBREMAX ASSET-BACKED INCOME FUND /s/ Benjamin J. Eirich By: Benjamin J. Eirich Title: President
LIBREMAX CAPITAL, LLC /s/ Frank Bruttomesso By: Frank Bruttomesso Title: General Counsel